UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 001-10635

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

(Full title of the plan)

NIKE, Inc.

(Name of issuer of the securities held pursuant to the plan)

One Bowerman Drive

Beaverton, Oregon 97005

(Address of the plan and address of issuer’s principal executive offices)

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Beaverton, Oregon

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) as of May 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended May 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended May 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of May 31, 2020 and of reportable transactions for the year ended May 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2018.

Seattle, Washington

November 20, 2020

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statements of Net Assets Available for Benefits

May 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$4,629,338,627	$4,217,993,106
Receivables
Employer contributions	6,127,601	37,037,761
Notes receivable from participants	46,283,616	45,023,463
Participant contributions	234,230	—
Accrued interest and dividends	2,342,410	2,331,449
Due from broker for securities sold	—	400,002

Total receivables	54,987,857	84,792,675

Total assets	4,684,326,484	4,302,785,781

Liabilities
Accrued expenses	81,455	87,798

Net assets available for benefits	$4,684,245,029	$4,302,697,983

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended May 31, 2020

2020
Additions
Investment income
Net appreciation in fair value of investments	$402,420,681
Interest and dividends	11,713,801

Total investment income	414,134,482
Less: Investment expenses	(140,233)

Net investment income	413,994,249

Interest income on notes receivable from participants	2,536,813

Contributions
Employer, net of forfeitures	179,982,319
Participant	113,855,691
Rollover	22,156,789

Total contributions	315,994,799

Total additions	732,525,861

Deductions
Benefits paid to participants	(350,011,890)
Administrative expenses	(966,925)

Total deductions	(350,978,815)

Net increase	381,547,046
Net assets available for benefits
Beginning of year	4,302,697,983

End of year	$4,684,245,029

The accompanying notes are an integral part of these financial statements.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

1.	Description of the Plan

The following description of the 401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc. (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide for the retirement income requirements of and sharing in NIKE, Inc. (the “Company”) profits by eligible employees of the Company and a retirement savings program for the employees of the Company not covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Administration of the Plan is performed by the Retirement Investment Committee and the Senior Director, Global Benefits of the Company.

Effective June 1, 2019, the hardship withdrawal provision under the Plan was amended to update the list of available hardship expenses to include expenses and losses incurred on account of certain disasters. Effective June 1, 2020, the Plan was amended to modify the definition of “Compensation” to affirm the inclusion of short-term disability pay by NIKE in “Compensation”.

The Northern Trust Company (“Northern Trust” or the “Trustee”) is the trustee and Fidelity Investments (“Fidelity” or the “record keeper”) is the record keeper of the Plan’s net assets. Self-directed brokerage account assets are held in the custody of Fidelity (the “Custodian”) and are maintained by the Trustee. The Plan’s investment decisions are overseen by the Retirement Investment Committee. Members of the Retirement Investment Committee are appointed by the Board of Directors of the Company.

Eligibility

Employees are eligible to participate in the 401(k) portion of the Plan on the first day of employment. All employees, except those employees who are (1) covered by a collective bargaining agreement, (2) living outside the United States and not covered by the Company’s expatriate program, (3) working at the Company’s Memphis Apparel Distribution Center, whose employment is established pursuant to the Company’s Seasonal On Call Casual Employee Reserve (SOCCER) program, (4) not common-law employees, such as leased employees and individuals designated by NIKE as independent contractors, or (5) residing in Puerto Rico and working at the Puerto Rico facility, become eligible to receive profit sharing contributions on the first day of the Plan fiscal year coinciding with or immediately preceding completion of one year of employment with at least 1,000 hours of service. Employees must work 1,000 hours each year and be employed by the Company on the last day of the Plan year to be eligible to receive a profit sharing contribution.

Contributions

Participants may contribute up to 75 percent of their pre-tax annual compensation to the Plan, subject to annual individual deferral limitations under the United States Internal Revenue Code (IRC). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined by the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans as well as after-tax contributions from their current compensation, including a Roth option. Additionally, the Company will match participant pre-tax and Roth contributions at a rate of 100 percent of the first 5 percent of the participant’s eligible pay that is contributed to their account.

The Company match follows participants’ fund selections. One of the available investment choices is the NIKE stock fund. No more than 10 percent of a participant’s deferral and corresponding match can go into the NIKE stock fund and a participant can only transfer a portion of his or her existing account balance to purchase the NIKE stock fund if the percentage of their account balance invested in the NIKE stock fund is less than or equal to 20 percent. Transfers out of the NIKE stock fund are permitted at any time.

The Company may make discretionary annual contributions as designated by the Company’s Board of Directors. However, this amount cannot be greater than the amount allowable as a tax deduction under the IRC.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

Profit sharing contributions are invested in various fixed income and equity funds similar to those offered under the Plan’s 401(k) feature. Investments held by the Plan on behalf of participants related to profit sharing contributions are nonparticipant-directed. In the nonparticipant-directed program, the Retirement Investment Committee, under the guidance of investment managers, directs the specific investments held by the Plan. See Note 6 for applicable disclosures. Investments held by the Plan on behalf of participants related to 401(k) contributions are participant-directed. In the participant-directed program, the individual participant selects the investments for his or her individual account.

Participant Accounts

Separate individual 401(k) and profit sharing accounts are maintained for each participant. Each participant’s 401(k) account is credited with the participant’s contributions and rollovers, the Company’s matching contributions, expenses and an allocation of the Plan’s investment income or losses based upon the participant’s election of investment options.

An eligible profit sharing participant is entitled to an annual allocation of the employer profit sharing contribution and former participant profit sharing forfeitures after restoration of previously forfeited accounts. Employer profit sharing contributions and former participant forfeitures are allocated in the proportion of the participant’s annual compensation to compensation of all participants subject to the IRC Section 415 defined maximum limitations. Participants do not direct the investment of profit sharing contributions.

Profit sharing investment income or losses and Plan expenses are allocated daily based on a ratio of each participant’s profit sharing account balance to the total profit sharing account balances.

The total benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested 401(k) and profit sharing accounts.

Vesting

Participants in the 401(k) portion of the Plan are immediately vested in their elective, rollover, and Company matching contributions, plus actual earnings thereon. The Company’s contributions into the profit sharing portion of the Plan vest at 25 percent per year after completing two years of service, and vesting increases 25 percent for each additional year of service until fully vested after five years. Participants in the profit sharing portion of the Plan become fully vested in the Company’s contributions in the event of total and permanent disability, death, attainment of 65 years of age, or termination of the Plan.

Forfeitures

Upon a participant’s termination, the unvested portion of the participant’s profit sharing account is forfeited. Profit sharing forfeitures may be used to reduce future employer contributions or be allocated back to active participants at the Company’s discretion. During the year ended May 31, 2020, profit sharing forfeitures of $2,320,776 were used to reduce employer contributions. At May 31, 2020 and 2019, accumulated profit sharing forfeitures totaled $1,457,025 and $2,257,428, respectively.

Notes Receivable From Participants

Participants may borrow a portion of their elective and rollover contributions by applying to the Plan’s record keeper. Participants may borrow from their accounts amounts equal to the lesser of 50 percent of their vested account balance or $50,000 reduced by the balance of any outstanding loans. The term of the loan repayments ranges up to five years for general purpose loans and up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percentage point. Principal and interest are paid ratably through bi-weekly payroll deductions.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

Benefit Payments

Upon on termination of service due to death, disability, hardship, resignation, discharge and retirement, a participant is eligible to receive payments in the amount equal to the value of the participant’s vested interest in his or her account.

Vested benefits are distributed to participants in a lump-sum payment upon termination or are transferred to another qualified account. Participants with vested benefits greater than $1,000 can elect to receive a distribution or leave their balance in the Plan. Participants may apply to the Plan’s record keeper to withdraw their voluntary 401(k) contributions in the event the participant is over age 59-1/2, or the participant has a financial hardship as stipulated in the Plan provisions. No withdrawals may be made from the unvested portion of the Company’s profit sharing contributions or earnings thereon.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

CARES Act

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. The CARES Act allows retirement plans to provide participants who are impacted by the coronavirus (as defined in the CARES Act) with greater access to their savings. As permitted by the CARES Act, the Plan opted in to implement the following provisions:

•

Through December 31, 2020, qualified individuals are permitted to take a distribution in an amount up to $100,000 from the Plan. Any such distribution is not subject to the 10% early distribution penalty or the mandatory 20% federal income tax withholding rate. Participants who take a qualified distribution have the option to have the distribution taxed over a three-year period, with the ability to recontribute up to the full amount of the distribution within three years and not be subject to federal income tax as a result.

•	Required minimum distributions for calendar year 2020 are waived for retired and retirement-aged individual.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

Investment Valuation and Income Recognition

The Company’s Retirement Investment Committee determines the Plan’s valuation policies utilizing information provided by the Trustee and collective trust funds.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of May 31, 2020 and 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Benefits Payable

Benefits are recorded when paid. Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued. At May 31, 2020 and 2019, there were $2,833,132 and $1,011,863, respectively, payable to participants.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. The plan pays for participant maintenance fees, communications fees, and fees for participant transactions and projects. All other expenses of administering the Plan and those which are directly related to investment transactions are paid for by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, including estimates relating to assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan offers investments in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net asset value (NAV) of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

Subsequent Events

The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

3.	Fair Value Measurement

In determining fair value, the Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2020 and 2019.

Common Stocks: Investments in common stock listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sales price.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

Registered Investment Companies: Registered investment companies (or mutual funds) are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Collective trust funds represent investments held in pooled funds. The Plan’s interests in the collective trust funds are valued based on the NAV provided by the fund sponsor. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust funds, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no significant redemption restrictions or unfunded commitments on these investments. These investments are direct filing entities.

Interest-bearing Cash: These investments are valued at fair value based on quoted market prices.

Self-directed brokerage accounts: The Plan allows participants to invest in self-directed brokerage accounts. The self-directed brokerage accounts include investments in publicly traded registered investment companies.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no transfers between levels of the fair value hierarchy during the year ended May 31, 2020.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of May 31, 2020 and 2019:

As of May 31, 2020
	Level 1	Level 2	Level 3	Total
Common Stock	$941,747,721	$—	$—	$941,747,721
Self-directed brokerage accounts	119,120,642	—	—	119,120,642
Registered investment companies	78,632,544	—	—	78,632,544

	1,139,500,907	—	—	1,139,500,907
Fair value measured at net asset value per share – Collective trust funds				3,489,837,720

Total investments at fair value				$4,629,338,627

As of May 31, 2019
	Level 1	Level 2	Level 3	Total
Common Stock	$813,028,182	$—	$—	$813,028,182
Self-directed brokerage accounts	106,113,243	—	—	106,113,243
Registered investment companies	84,225,960	—	—	84,225,960

	1,003,367,385	—	—	1,003,367,385
Fair value measured at net asset value per share – Collective trust funds				3,214,625,721

Total investments at fair value				$4,217,993,106

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

4.	Party-in-Interest and Related Party Transactions

The Plan’s investments represent funds invested in, or maintained by, Northern Trust and Fidelity. Northern Trust is the trustee of the Plan assets and Fidelity is the custodian of selected assets and, therefore, these investments represent exempt party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

Certain Plan investments are shares of Company common stock. For the years ended May 31, 2020 and 2019, the Plan purchased 600,749 and 564,095 shares of NIKE, Inc. Class B common stock, respectively, at a cost of $15,664,681 and $17,238,298, respectively. For the same years ended, the Plan sold 1,587,261 and 1,279,421 shares of NIKE, Inc. Class B common stock, respectively, with proceeds of $65,543,492 and $46,615,866, respectively. At May 31, 2020 and 2019, the Plan held $941,746,274 (9,553,117 shares) and $813,026,981 (10,539,629 shares), respectively, of NIKE, Inc. Class B common stock.

For the years ended May 31, 2020 and 2019, the Plan received a service credit of $100,000 allocated based upon assets in the plan, to offset the cost of Recordkeeper-provided services only. The amount is non-transferable and cannot be allocated to participant accounts.

5.	Plan Tax Status

The United States Internal Revenue Service has determined and informed the Plan by letter dated December 16, 2013 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Nonparticipant-directed Investments

Information about the net assets at May 31 and the significant components of the changes in net assets for the years ended May 31 relating to the nonparticipant-directed investments is as follows:

	2020	2019
Net assets
Collective trust funds	$747,659,935	$751,233,073
Employer receivable	—	34,179,224
Registered investment companies	78,632,544	84,225,960
Accrued interest and dividends	1,237	8,669
Common stock	1,447	1,201
Accrued expenses	(30,691)	(37,919)

Total net assets	$826,264,472	$869,610,208

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Notes to Financial Statements

May 31, 2020 and 2019

Year Ended
May 31, 2020
Changes in net assets
Net appreciation in fair value of investments	$25,350,851
Employer contributions	10,555
Interest and dividends	2,121,435
Administrative and investment expenses	(367,378)
Benefits paid to participants	(70,461,199)

Decrease in net assets	$(43,345,736)

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at May 31, 2020 and 2019:

	2020	2019
Net assets available for benefits per the financial statements	$4,684,245,029	$4,302,697,983
Benefits payable	(2,833,132)	(1,011,863)

Net assets available for benefits per Form 5500	$4,681,411,897	$4,301,686,120

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended May 31, 2020:

2020
Net increase in net assets per the financial statements	$381,547,046
Benefits payable at May 31, 2020	(2,833,132)
Benefits payable at May 31, 2019	1,011,863

Net increase in net assets per Form 5500	$379,725,777

Supplemental Schedules

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

May 31, 2020

EIN 93-0584541

Plan 001

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,			Current
	Lessor or Similar Party	Description of Investments	Cost (1)	Value
	Participant directed
	Self-directed Brokerage Accounts	Registered investment company		$119,120,642

*	NIKE, Inc., Class B Common Stock	Common stock		941,746,274

*	NT Collective Aggregate Bond Index Fund	Collective trust fund		439,150,290
*	NT Collective All Country World Ex-US Index Fund	Collective trust fund		412,129,515
*	NT Collective Government STIF	Collective trust fund		867,588
*	NT Collective Russell 2000 Equity Index Fund	Collective trust fund		436,341,342
*	NT Collective S&P 500 Equity Index Fund	Collective trust fund		1,121,559,240
	Morley Stable Value Fund	Collective trust fund		332,129,810

				2,742,177,785

		Total participant directed investments		3,803,044,701

	Nonparticipant-directed
	Powershares Exchange-Traded Fund Intl	Registered investment company	38,108,480	35,895,546
	PIMCO Commodities Plus Strategy Fund	Registered investment company	61,187,144	32,600,992
	Vanguard Whitehall Emerging Markets Govt Bond Index Fund	Registered investment company	10,419,272	10,136,006

		Total registered investment company	109,714,896	78,632,544

*	NT Collective Aggregate Bond Index Fund	Collective trust fund	85,362,907	111,665,297
*	NT Collective Global Real Estate Index Fund	Collective trust fund	23,510,818	35,206,920
*	NT Collective Government STIF	Collective trust fund	1,648,004	1,648,004
*	NT Collective All Country World Ex-US Investable Market Index Fund	Collective trust fund	213,481,263	238,433,684
*	NT Collective Russell 3000 Equity Index Fund	Collective trust fund	176,526,977	286,340,138
*	NTGI Collective Short Term Government Fund	Collective trust fund	30,212,155	32,988,290
*	NT Collective World Government Bond Index Fund	Collective trust fund	37,601,431	41,377,602

		Total collective trust funds	568,343,555	747,659,935

	Stock Merger Euronav Common Stock	Common stock	273,394	1,447

		Total nonparticipant-directed investments	$678,331,845	$826,293,926

		Total investments		$4,629,338,627

*	Notes Receivable from Participants	Interest Rate: 4.25 percent—10.5 percent		$46,283,616

*	Party-in-interest.
(1)	Cost information is not required for participant directed assets.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended May 31, 2020

EIN 93-0584541

Plan 001

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Identity of Party Involved	Description of Asset (Include Interest Rate and Maturity Case of a Loan)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
	The Northern Trust Company
	Series of Transactions
*	NTGI COLTV Government STIF	Collective Trust Fund	68,689,485		68,689,485	68,689,485	—
*	NTGI COLTV Government STIF	Collective Trust Fund		72,422,830	72,422,830	72,422,830	—

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the NIKE, Inc. Retirement Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.

Date: November 20, 2020	By:	/s/ Patti Johnson
Patti Johnson
Vice President, Treasurer and Chief Tax Officer, Chair of the
Retirement Investment Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of BDO USA, LLP Independent Registered Public Accounting Firm